**Andes Capital Group, LLC**

**-----**

**Annual Audit Report**

**For the Year Ended**

**December 31, 2023**

# Andes Capital Group, LLC

Table of Contents


| | Page |
|---|---|
| Facing Page - Annual Audit Report<br>Form X-17A-5, Part III | 1 |
| Oath or Affirmation | 2 |
| Report of Independent Registered Public Accounting Firm | 3 |
| Financial Statements: | |
| Statement of Financial Condition | 4 |
| Statement of Income | 5 |
| Statement of Changes in Members' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8-10 |
| Supplementary Information Required by Rule 17A-5 of the<br>Securities and Exchange Commission: | |
| Schedule I- Computation of Net Capital Required<br>Pursuant to Rule 15c3-1 | 11 |
| Schedule II - Computation for Determination of Reserve<br>Requirements and Information Relating to Possession<br>of Control Requirements for Brokers and Dealers<br>Pursuant to SEC Rule 15c3-3 | 12 |
| Other Information: | |
| Report of Independent Registered Public Accounting Firm | 13 |
| Andes Capital Group, LLC's Exemption Report Required<br>by Rule 17A-5 of the Securities and Exchange Commission | 14 |
| Report of Independent Registered Public Accounting Firm on<br>Applying Agreed-Upon Procedures | 15 |
| Schedule of Securities Investors Protection Corporation<br>Assessment and Payment | 16-17 |

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| SEC FILE NUMBER |
|---|
| 8-67202 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Andes Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 W. Wacker Drive, Suite 610
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Curtis Spears | 312-376-4505 | cspears@andescap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA
(Name – if individual, state last, first, and middle name)

| 125 East Lake Street | Bloomingdale | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2019 | 3874 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Curtis Spears, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Andes Capital Group, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
HEATHER INGEVALDSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 03/07/2026

Signature: [signature]

Title: CCO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Members of Andes Capital Group, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC as of December 31, 2023, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Andes Capital Group, LLC's management. Our responsibility is to express an opinion on Andes Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Andes Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Andes Capital Group, LLC's financial statements. The supplemental information is the responsibility of Andes Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Andes Capital Group, LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 12, 2024

Andes Capital Group, LLC
Statement of Financial Condition
December 31, 2023

| **ASSETS** | **2023** |
| --- | --- |
| **ASSETS:** | |
| Cash and cash equivalents | $ 59,629 |
| Private placement receivable | 5,840 |
| **Total assets** | 65,469 |
| **TOTAL ASSETS** | $ 65,469 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| **LIABILITIES:** | |
| Accounts Payable | $ 4,106 |
| **Total liabilities** | 4,106 |
| **MEMBERS' EQUITY** | 61,363 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 65,469 |

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Income
For the Year Ended December 31, 2023

| | 2023 |
|---|---|
| Revenues: | |
| Commissions | $ 1,277,026 |
| Consulting fees | 65,000 |
| Total revenues | 1,342,026 |
| | |
| Expenses: | |
| Outside services | 1,141,312 |
| Advertising | 192 |
| Bad Debts | 2,270 |
| Payments to Partners | 74,852 |
| Meals | 18,326 |
| Office expense | 16,152 |
| Professional fees | 48,458 |
| Rent | 15,000 |
| Other | 23,900 |
| Taxes | 2,657 |
| Telephone | 6,413 |
| Travel | 22,164 |
| Total expenses | 1,371,696 |
| Net Loss | ( 29,670) |

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

| | 2023 |
|---|---|
| Members' equity at December 31, 2022 | $ 66,033 |
| Members Contribution | 25,000 |
| Net Income | (29,670) |
| Members' equity at December 31, 2023 | $ 61,363 |

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | **2023** |
| Net Loss | $ (29,670) |
| Adjustments to Reconcile net income to net cash used in | |
| Operating activities: | |
| (Increase) decrease in: | |
| Private placement receivable | 21,759 |
| Increase (decrease) in: | |
| Accounts payable | (5,376) |
| Net cash provided by operating activities | 16,383 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| **CASH FLOWS FROM FINANCING ACTIVITES:** | |
| Capital Distribution | 25,000 |
| **NET INCREASE IN CASH** | 11,713 |
| **CASH AND CASH EQUIVALENTS, beginning of year** | 47,916 |
| **CASH AND CASH EQUIVALENTS, end of year** | $ 59,629 |
| **SUPPLEMENTAL DISCLOSURE;** | |
| Interest Paid | $ 914 |
| Taxes Paid | $ 2,657 |

The accompanying notes are an integral part of these financial statements.

## Andes Capital Group, LLC
## Notes to Financial Statements
## December 31, 2023

**Note 1- Summary of Significant Accounting Policies**

**Organization and Nature of Operations**

Andes Capital Group, LLC (The "Company") is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC). The company is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ("SIPC"). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting or selling group participant, distribution and trading of municipal bonds; sales, trading and underwriting or selling group participant of taxable fixed income and private placements.

**Financial Statement Presentation**

The financial statements have been prepared in conformity with Generally Accepted Accounting Principles (GAAP).

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents,

**Leases**

The Company leases its office space under a month-to-month agreement. This agreement is not subject to FASB ASC 842, leases. The company records rent expenses monthly as billed.

**Advertising**

Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $192 for the year ended December 31, 2023.

**Income Taxes**

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their respective individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial

**Note 1- Summary of Significant Accounting Policies (Continued)**

**Income Taxes (Continue)**

condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2023.

**Revenue Recognition**

Effective July 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company has two material revenue streams described below:

Commissions: The Company acts as an agent by selling securities to customers and collecting commissions. The Company recognizes commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the security is selected, the price is determined, the trade is executed, and the risks and rewards of ownership have been transferred to/from the customer.

Consulting Fees: The Company acts as a selling agent in underwriting transactions. Consulting fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in Consulting Fees.

**Commissions and other accounts receivables**

Receivables are stated at the amount the Company expects to collect on contracts. The Company provides a reserve against its receivables based upon potential uncollectible accounts, aged receivables, historical losses and customers' creditworthiness. Should a customer's account become past due, the Company generally will place a hold on the account and discontinue further services provided to that customer, minimizing further risk of loss. The Company also provides a reserve for unrecoverable costs for potential non-billable amounts on contracts included in commissions' receivables, but as of the fiscal year-end, management does not believe such a reserve is necessary.

**Note 2 - Members' Equity**

The Company is governed by the terms and conditions of the Limited Liability Company Agreement (The Agreement) dated August 27, 2018. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon any of the following events: (i) Upon the written action of Members holding not less than 66-2/3% of all outstanding Units, (ii) upon the issuance of a final and non-appealable judicial decree of dissolution; (iii) upon a sale consisting of a sale or other disposition of all or substantially all of the assets of the Company.

Members – The Company is composed of three members with no class distinction.

**Note 3 - Fair Value Financial Instrument**

The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable for which recorded values approximate fair values based on their short-term nature.

**Note 4 - Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $55,523 at December 31, 2023, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2023, the Company had net capital of $55,523, which was $50,523 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.07 to 1 at December 31, 2023.

**Note 5- Operating Lease**

On August 28, 2014, the Company entered into a lease agreement for its operating facility under a month-to-month lease. The lease requires monthly lease payment of $1,250. At December 31, 2023, rent expense for this lease totaled $15,000.

**Note 6- Commitments and Contingencies**

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2023.

**Note 7 – Major Customers**

Revenues from institutional clients in excess of 10 percent of total revenues and reimbursable expenses income are as follows:

Customer 1: $575,796 Customer 2: $297,208 Customer 3: $289,638

**Note 8 - Subsequent Events**

The Company's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

**Note 9 – Collaborative Arrangement**

The Company has a commission sharing agreement with another FINRA broker dealer. From time-to-time, the company may refer certain customers to the broker dealer who will make available its execution, clearing and other services relating to transition management. Unless otherwise agreed to, the commissions are shared equally between the two parties.

# Andes Capital Group, LLC
## Schedule I – Computation of Net Capital Requirements
## Pursuant to Rule 15c3-1
## As of December 31, 2023

| | | |
|---|---|---|
| Members' Equity | $61,363 | |
| **Total Members' Equity** | | $ 61,363 |
| Less: Non allowable assets | | |
| Private Placement Receivable | (5,840) | |
| **Total non-allowable assets** | | (5,840) |
| **Net Capital** | | $55,523 |
| **Computation of Net Capital Requirements** | | |
| Minimum net capital requirement | | |
| 6 2/3 percent of net aggregate indebtedness | $273 | |
| Minimum dollar net capital required | $5,000 | |
| Net capital required (greater of above) | | - $5,000 |
| **Excess net capital** | | ($50,523) |
| Aggregate Indebtedness | | $4,106 |
| Ratio of aggregated indebtedness to net capital | | 0.07:1 |

Note: There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2023

**Andes Capital Group, LLC**
**Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2023**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.15c-3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and direct subscription-way sale of securities. The company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 1 5c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Members of Andes Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Andes Capital Group, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Andes Capital Group, LLC limits its business activities exclusively to private placement of securities; and direct subscription-way sale of securities and Andes Capital Group, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Andes Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Andes Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 12, 2024

**Andes Capital Group, LLC**

**EXEMPTION REPORT**
**INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2023**

Andes Capital Group, LLC (“the Company”), is a registered broker-dealer subject to Rule 17a 5- promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240. 17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) direct subscription-way sale of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Andes Capital Group, LLC

I, Curtis Spears, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Curtis Spears
Chief Compliance Officer

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

Members of Andes Capital Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Andes Capital Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Andes Capital Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Andes Capital Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Andes Capital Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 12, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

*MEMBER NAME* ANDES CAPITAL GROUP LLC

*SEC No.* 8-67202

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

| | | | |
|---|---|---|---|
| 1 | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 1,350,034.00 |
| 2 | Additions: | | |
| a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| b | Net loss from principal transactions in securities in trading accounts. | | |
| c | Net loss from principal transactions in commodities in trading accounts. | | |
| d | Interest and dividend expense deducted in determining item 1. | | |
| e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| g | Net loss from securities in investment accounts. | | |
| h | Add lines 2a through 2g. This is your **total additions**. | | $ 0.00 |
| 3 | Add lines 1 and 2h | | $ 1,350,034.00 |
| 4 | Deductions: | | |
| a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| b | Revenues from commodity transactions. | | |
| c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| d | Reimbursements for postage in connection with proxy solicitations. | | |
| e | Net gain from securities in investment accounts. | | |
| f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| h | Other revenue not related either directly or indirectly to the securities business. | | |
| | ***Deductions in excess of $100,000 require documentation*** | | |
| 5 a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 0.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2023

| | | | | | |
|---|---|---|---|---|---|
| **7** | | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | $ 1,350,034.00 |
| **8** | | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 2,025.00 |
| **9** | | Current overpayment/credit balance, if any | | | $ 13.00 |
| **10** | | General assessment from last filed 2023 SIPC-6 or 6A | | $ 971.00 | |
| **11** | **a** | Overpayment(s) applied on all 2023 SIPC-6 and 6A(s) | $ 13.00 | | |
| | **b** | Any other overpayments applied | $ 0.00 | | |
| | **c** | All payments applied for 2023 SIPC-6 and 6A(s) | $ 958.00 | | |
| | **d** | Add lines 11a through 11c | | $ 971.00 | |
| **12** | | **LESSER** of line 10 or 11d. | | | $ 971.00 |
| **13** | **a** | Amount from line 8 | | $ 2,025.00 | |
| | **b** | Amount from line 9 | | $ 13.00 | |
| | **c** | Amount from line 12 | | $ 971.00 | |
| | **d** | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | $ 1,041.00 |
| **14** | | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| **15** | | **Amount you owe SIPC.** Add lines 13d and 14. | | | $ 1,041.00 |
| **16** | | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-67202 | DEA: FINRA | 2023 | Dec |

*MEMBER NAME* ANDES CAPITAL GROUP LLC

*MAILING ADDRESS* 205 WEST WACKER DR STE 610
CHICAGO, IL 60606
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| ANDES CAPITAL GROUP LLC | David Ingevaldson |
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/28/2024 | david@bdlcc.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***